780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

December 15, 2011

VIA EDGAR

Mr. Ed Bartz

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)
Form N-1A - Frontegra MFG Global Equity Fund and Frontegra MFG Core
Infrastructure Fund

Dear Mr. Bartz:

The purpose of this letter is to respond to oral comments received from you on Wednesday, November 23, 2011 regarding the registration statement on Form N-1A filed by Frontegra Funds, Inc. (the “Company”) on October 14, 2011 relating to the Frontegra MFG Global Equity Fund (the “Global Equity Fund”) and the Frontegra MFG Core Infrastructure Fund (the “Infrastructure Fund” and, together with the Global Equity Fund, the “Funds”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the registration statement.

Global Equity and Infrastructure Funds Prospectuses and SAI

1.

Comment:  Under “Summary Section - Fees and Expenses of the Fund,” move the disclosure regarding the $15 service fee for shares redeemed by wire from the parenthetical into the table.

Response:  The requested change has been made.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

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Mr. Ed Bartz

December 15, 2011

2.

Comment:  File the expense cap agreement referenced in footnote 2 to the expense table as an exhibit to the registration statement.

Response:  The expense cap agreement will be filed as an exhibit to the registration statement.

3.

Comment:  Under “Summary Section — Principal Investment Strategy,” for the 80% test, please clarify that “net assets” means “net assets plus any borrowings for investment purposes.”

Response:  The requested change has been made.

4.

Comment:  Under “Principal Investment Risks — Concentration Risks,” please state affirmatively what industries the Funds will concentrate in.  Please also make corresponding changes to the Prospectus disclosure under Item 9 and the “Fund Policies: Fundamental and Non-Fundamental” section of the Statement of Additional Information.

Response:  The Global Equity Fund will not concentrate in any industry or group of related industries.  Accordingly, the concentration risk has been deleted from the Global Equity Fund Prospectus.  The Infrastructure Fund will concentrate in the utilities industry.  The disclosures in the Infrastructure Fund Prospectus under “Summary Section — Principal Investment Risks,” and “Principal Investment Strategy and Related Risks” and the fundamental investment policy on concentration in the SAI have been revised accordingly.

5.

Comment:  Under “Who Should Invest,” please provide additional detail regarding who should and should not invest and summarize the risks for short term investors.

Response:  This section has been removed from each Prospectus.

6.

Comment:  Please provide a more detailed description of the Funds’ Market Timing Policy.

Response:  The description of the Market Timing Policy in the Prospectuses has been updated.  The Prospectus description is substantially the same as the policy itself; accordingly, the Company believes the existing level of detail is appropriate.

Global Equity Fund Prospectus

7.

Comment:  Please add disclosure evidencing that the Global Equity Fund invests significantly in foreign equities (such as a policy to invest at least 40% of the Fund’s net assets in non-U.S. companies).

Mr. Ed Bartz

December 15, 2011

Response:  The requested disclosure has been added to the “Principal Investment Strategy and Related Risks” section.

8.

Comment:  Under “Principal Investment Risks” for the Global Equity Fund, given that the Fund may invest in companies with a market capitalization of $5 billion, please provide small- and mid-capitalization risk disclosures.

Response:  The Global Equity Fund typically will invest in companies with a market capitalization over $10 billion.  The Prospectus disclosure has been updated.  Given that the Fund will not invest in small- or mid-capitalization companies as a principal investment strategy, the additional risk factors were not added.

9.

Comment:  Under “Prior Performance of MFG Asset Management,” (1) in the second paragraph replace “portfolio manager” with “MFG Asset Management,” (2) in the third paragraph, modify the language to reflect that all fees and expenses were deducted, (3) in the table, change the defined term for the name of the Global Equity Fund to avoid confusion with the Frontegra MFG Global Equity Fund, and (4) specify in the table that returns presented are “average annual returns.”

Response:  The requested revisions have been incorporated.

Infrastructure Fund Prospectus

10.

Comment:  Please provide a description of the typical market capitalization of companies that the Infrastructure Fund plans to invest in.

Response:  The Infrastructure Fund may invest in companies of any market capitalization, including small- and mid-capitalization companies.  The disclosure under “Principal Investment Strategy and Related Risks” has been updated accordingly and we added a risk factor regarding small- and mid-capitalization companies.

11.

Comment:  Supplementally describe the significance of the word “core” in the name of the Infrastructure Fund.

Response:  “Core” is meant to connote pure infrastructure exposure by removing “non-core” infrastructure companies such as unregulated power generation and retailing.  “Core” also distinguishes the Fund from another infrastructure product offered by the subadviser which is more concentrated in terms of holdings and includes some stocks that derive less than 75% of their revenues from infrastructure assets.

12.

Comment:  Under “Principal Investment Strategy and Related Risks – Principal Investment Strategy,” (1) explain supplementally the meaning of “predominant” as used in the second paragraph and (2) define “infrastructure entity” as used in the third paragraph.

Mr. Ed Bartz

December 15, 2011

Response:  (1)  The word “predominant” means a company that derives at least 75% of its revenues from infrastructure assets.  (2)  “Infrastructure entity” has been defined as a company whose predominant source of earnings is derived from the infrastructure assets described under “Principal Investment Strategy and Related Risks.”

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Please call me at (414) 287-9517 if you have any additional questions or require further information.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen Drought

Ellen Drought

cc:  Working Group